Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                December 6, 2018


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1836
        Income & Treasury Limited Duration Portfolio of Funds, Series 58
                       File Nos. 333-227991 and 811-03763
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Dear Mr. Bartz:

     This letter responds to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1836, filed on October 25, 2018 with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the Income & Treasury Limited Duration Portfolio of Funds, Series 58 (the "trust").

PROSPECTUS

     Investment Summary -- Principal Risks and Understanding Your Investment -- Investment Risks

     1. The "Principal Investment Strategy" section states that the Trust may invest in closed-end funds that may invest in mortgage-backed bonds, convertible bonds, preferred securities and senior loans, among other assets. Please provide the corresponding risks of investing in mortgage-backed bonds, convertible bonds, preferred securities and senior loans.

     Response: The appropriate risks will be included in the final prospectus based upon the Trust's portfolio. If the Trust invests significantly in closed-end funds that invest primarily in mortgage-backed securities, the following disclosure will be included in the "Principal Risks" section:

          Certain Closed-End Funds held by the trust invest in mortgage-backed securities. Mortgage-backed securities represent direct or indirect participations in, or are secured by and payable from, mortgage loans secured by real property and can include single- and multi-class pass-through securities and collateralized mortgage obligations. Unscheduled or early payments of principal and interest on the underlying mortgages may make the securities' effective maturity shorter than anticipated. Rising interest rates tend to extend the duration of mortgage-backed securities, making them more sensitive to changes in interest rates, and may reduce the market value of the securities. In addition, mortgage-backed securities are subject to prepayment risk, the risk that borrowers may pay off their mortgages sooner than expected, particularly when interest rates decline. This can reduce the Closed-End Funds', and therefore the trust's, returns because the Closed-End Funds may have to reinvest that money at lower prevailing interest rates.

     If the Trust invests in closed-end funds that invest primarily in mortgage-backed securities, the following disclosure will be included in the "Investment Risks" section:

          Mortgage-backed securities risk. Certain Closed-End Funds held by the trust invest in mortgage-backed securities. Mortgage-backed securities represent direct or indirect participations in, or are secured by and payable from, mortgage loans secured by real property and can include single- and multi-class pass-through securities and collateralized mortgage obligations. Mortgage-backed securities are based on different types of mortgages, including those on commercial real estate or residential properties. These securities often have stated maturities of up to thirty years when they are issued, depending upon the length of the mortgages underlying the securities. In practice, however, unscheduled or early payments of principal and interest on the underlying mortgages may make the securities' effective maturity shorter than this. Rising interest rates tend to extend the duration of mortgage-backed securities, making them more sensitive to changes in interest rates, and may reduce the market value of the securities. In addition, mortgage-backed securities are subject to prepayment risk, the risk that borrowers may pay off their mortgages sooner than expected, particularly when interest rates decline. This can reduce the Closed-End Funds', and therefore the trust's, returns because the Closed-End Funds may have to reinvest that money at lower prevailing interest rates.

     If the Trust invests significantly in closed-end funds that invest substantially all of their assets in convertible securities, the following disclosure will be included in the "Principal Risks" section:

          Certain Closed-End Funds held by the trust invest in convertible securities. Convertible securities generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security's market value also tends to reflect the market price of the common stock of the issuing company, particularly when that stock price is greater than the convertible security's "conversion price." Convertible securities fall below debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically unrated or rated lower than such debt obligations.

     If the Trust invests in closed-end funds that invest substantially all of their assets in convertible securities, the following disclosure will be included in the "Investment Risks" section:

          Convertible securities risk. Certain Closed-End Funds held by your trust invest in convertible securities. Convertible securities generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security's market value also tends to reflect the market price of the common stock of the issuing company, particularly when that stock price is greater than the convertible security's "conversion price." The conversion price is defined as the predetermined price or exchange ratio at which the convertible security can be converted or exchanged for the underlying common stock. As the market price of the underlying common stock declines below the conversion price, the price of the convertible security tends to be increasingly influenced more by the yield of the convertible security. Thus, it may not decline in price to the same extent as the underlying common stock. In the event of a liquidation of the issuing company, holders of convertible securities would be paid before that company's common stockholders. Consequently, an issuer's convertible securities generally entail less risk than its common stock. However, convertible securities fall below debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically un-rated or rated lower than such debt obligations.

          Mandatory convertible securities are distinguished as a subset of convertible securities because the conversion is not optional and the conversion price at maturity is based solely upon the market price of the underlying common stock, which may be significantly less than par or the price (above or below par) paid. For these reasons, the risks associated with investing in mandatory convertible securities most closely resemble the risks inherent in common stocks. Mandatory convertible securities customarily pay a higher coupon yield to compensate for the potential risk of additional price volatility and loss upon conversion. Because the market price of a mandatory convertible security increasingly corresponds to the market price of its underlying common stock, as the convertible security approaches its conversion date, there can be no assurance that the higher coupon will compensate for a potential loss.

     If the Trust invests significantly in closed-end funds that invest substantially all of their assets in preferred securities, the following disclosure will be included in the "Principal Risks" section:

          Certain Closed-End Funds held by the trust invest in preferred stocks and hybrid preferred securities. Preferred securities are typically subordinated to bonds and other debt instruments in a company's capital structure in terms of priority to corporate income and therefore will be subject to greater risk than those debt instruments. In addition, preferred securities are subject to other risks, such as having no or limited voting rights, being subject to special redemption rights, changing tax treatments and possibly being issued by companies in heavily regulated industries. Furthermore, certain hybrid preferred securities often contain deferral features, whereby the issuer may fail to make distributions without a default occurring.

     If the Trust invests in closed-end funds that invest substantially all of their assets in preferred securities, the following disclosure will be included in the "Investment Risks" section:

          Preferred securities risk. Certain Closed-End Funds held by the trust invest in preferred securities, including preferred stock and hybrid preferred securities.

          Similar to bonds, preferred stocks typically offer a fixed rate of return, paid in the form of a dividend. Like common stock, most preferred stocks are equity securities representing ownership in a company. Preferred stocks are generally considered "senior equity securities" and preferred stockholders enjoy preference over common stockholders with regard to liquidations. For the prospect of a higher or stated yield, preferred stockholders may forfeit or at least be limited in their voting rights. Preferred stocks are generally traded on national stock exchanges. Preferred securities are typically subordinated to bonds and other debt instruments in a company's capital structure, in terms of priority in liquidation and therefore will be subject to greater credit risk than those debt instruments.

          Generally, preferred securities may be subject to provisions that allow an issuer, under certain conditions, to skip or defer distributions without any adverse consequences to the issuer. If the trust owns a preferred security that is deferring its distribution, the trust may be required to report income for tax purposes although it has not yet received such income. Certain of the preferred securities held by the trust are "noncumulative." As a result, these securities will not distribute any unpaid or omitted dividends from the prior year. If an issuer chooses not to pay dividends in a given year, the trust will not have the right to claim the unpaid dividends in the future.

          Certain hybrid preferred securities are securities typically issued by corporations, generally in the form of interest-bearing notes or preferred securities, or by an affiliated business trust of a corporation, generally in the form of beneficial interest in subordinated debentures issued by the corporation. Hybrid preferred securities may possess varying combinations of features of debt and preferred securities.

          Tax or regulatory changes taken by the Internal Revenue Service may change the tax characterization of the trust's preferred securities and, as a result, may effect the value of your units.

     If the Trust invests significantly in closed-end funds that invest primarily in senior loans, the following disclosure will be included in the "Principal Risks" section:

          Certain Closed-End Funds held by the trust invest in senior loans. Borrowers under senior loans may default on their obligations to pay principal or interest when due. This non-payment would result in a reduction of income to the applicable Closed-End Fund, a reduction in the value of the senior loan experiencing non-payment and a decrease in the net asset value of the Closed-End Fund. Although senior loans in which the Closed-End Funds invest may be secured by specific collateral, there can be no assurance that liquidation of collateral would satisfy the borrower's obligation in the event of nonpayment of scheduled principal or interest or that such collateral could be readily liquidated.

          Senior loans in which the Closed-End Funds invest:

          --   generally are of below investment-grade credit or "junk" quality;

          --   may be unrated at the time of investment;

          -- may be floating-rate instruments in which the interest rate payable on the obligations fluctuates on a periodic basis based upon changes in the base lending rate;

          -- generally are not registered with the Securities and Exchange Commission ("SEC") or any state securities commission; and

          --   generally are not listed on any securities exchange.

          In addition, the amount of public information available on senior loans generally is less extensive than that available for other types of assets.

     If the Trust invests in closed-end funds that invest primarily in senior loans, the following disclosure will be included in the "Investment Risks" section:

          Senior loan risk. Certain Closed-End Funds held by your trust invest in senior loans. Senior loans in which the Closed-End Funds invest:

          o    generally are of below investment-grade or "junk" credit quality;

          o    may be unrated at the time of investment;

          o may be floating-rate instruments in which the interest rate payable on the obligations fluctuates on a periodic basis based upon changes in the base lending rate;

          o generally are not registered with the SEC or any state securities commission; and

          o    generally are not listed on any securities exchange.

          The amount of public information available on senior loans generally will be less extensive than that available for other types of assets.

          No reliable, active trading market currently exists for many senior loans, although a secondary market for certain senior loans has developed over the past several years. Senior loans are thus relatively illiquid. Liquidity relates to the ability of a Closed-End Fund to sell an investment in a timely manner at a price approximately equal to its value on the Closed-End Fund's books. The illiquidity of senior loans may impair a Closed-End Fund's ability to realize the full value of its assets in the event of a voluntary or involuntary liquidation of such assets. Because of the lack of an active trading market, illiquid securities are also difficult to value and prices provided by external pricing services may not reflect the true value of the securities. However, many senior loans are of a large principal amount and are held by a large number of financial institutions. To the extent that a secondary market does exist for certain senior loans, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The market for senior loans could be disrupted in the event of an economic downturn or a substantial increase or decrease in interest rates. This could result in increased volatility in the market and in your trust's net asset value.

          If legislation or state or federal regulators impose additional requirements or restrictions on the ability of financial institutions to make loans that are considered highly leveraged transactions, the availability of senior loans for investment by the Closed-End Funds may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default. If legislation or federal or state regulators require financial institutions to dispose of senior loans that are considered highly leveraged transactions or subject such senior loans to increased regulatory scrutiny, financial institutions may determine to sell such senior loans. Such sales could result in depressed prices. If a Closed-End Fund attempts to sell a senior loan at a time when a financial institution is engaging in such a sale, the price a Closed-End Fund could get for the senior loan may be adversely affected.

          Some senior loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the senior loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders. Such court action could under certain circumstances include invalidation of senior loans. Any lender, which could include a Closed-End Fund, is subject to the risk that a court could find the lender liable for damages in a claim by a borrower arising under the common laws of tort or contracts or anti-fraud provisions of certain securities laws for actions taken or omitted to be taken by the lenders under the relevant terms of a loan agreement or in connection with actions with respect to the collateral underlying the senior loan.

     2. The "Principal Risks" section states that certain closed-end funds held by the Trust may invest in securities that are structures as floating-rate investments. Please include corresponding disclosure in the principal investment strategies section.

     Response: In response to this comment, the following sentence will be added at the end of the third paragraph: "In addition, the Closed-End Funds may invest in fixed-income securities with fixed or floating interest rates."

Investment Summary -- Fees and Expenses

     3. Footnote (3) to the fee table states that the creation and development fee "is $0.050 per unit and is paid to the sponsor at the close of the initial offering period." Please also disclose in this footnote whether shareholders who invest after the close of the initial offering period will be required to pay the creation and development fee.

     Response: The following sentence will be added as the third sentence in the referenced footnote (3): "Units purchased after the close of the initial offering period do not pay the C&D Fee."

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren